# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### WASHINGTON, DC 20549

## FORM 6-K

## REPORT OF FOREIGN PRIVATE ISSUER
## PURSUANT TO RULE 13a-16 OR 15d-16 OF
## THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 16, 2018

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

**Form 20-F X**      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __      **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __      **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __      **No X**

Enclosure: Press release:  **ANGLOGOLD ASHANTI LIMITED - RESULTS OF THE 74th ANNUAL GENERAL MEETING OF SHAREHOLDERS**

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
JSE Bond Company Code - BIANG
("AngloGold Ashanti" or the "Company")

**16 May 2018**

# NEWS RELEASE

**RESULTS OF THE 74th ANNUAL GENERAL MEETING OF SHAREHOLDERS**

AngloGold Ashanti shareholders are advised that at the annual general meeting of shareholders of the Company held on Wednesday, 16 May 2018 ("Annual General Meeting"), save for the withdrawal of ordinary resolution 2.5, all the ordinary and special resolutions, as set out in the 2017 Notice of Annual General Meeting and summarised financial information for the year ended 31 December 2017, were passed by the requisite majority of votes of shareholders present in person or represented by proxy.

The total number of shares voted in person or by proxy at the Annual General Meeting was 283,168,280 shares representing 69% of AngloGold Ashanti's issued share capital as at Friday, 4 May 2018, being the Voting Record Date.

The voting results were as follows:

1. **Ordinary resolution 1 -** Re-election of directors

| | Total shares voted | | | | Shares abstained |
|---|---|---|---|---|---|
| Directors | For (%) | Against (%) | Number | %(1) | %(1) |
| 1.1 Mr AH Garner | 99.94 | 0.06 | 282,389,272 | 68.72 | 0.19 |
| 1.2 Mrs NP January-Bardill | 99.33 | 0.67 | 282,389,529 | 68.72 | 0.19 |
| 1.3 Mr R Gasant | 99.94 | 0.06 | 282,389,367 | 68.72 | 0.19 |
| 1.4 Mrs KC Ramon | 99.67 | 0.33 | 282,767,545 | 68.81 | 0.10 |

2. **Ordinary resolution 2 –** Reappointment of Audit and Risk Committee members

| | Total shares voted | | | | Shares abstained |
|---|---|---|---|---|---|
| Directors | For (%) | Against (%) | Number | %(1) | %(1) |
| 2.1 Mr R Gasant | 99.76 | 0.24 | 282,381,169 | 68.72 | 0.19 |
| 2.2 Mr MJ Kirkwood | 99.86 | 0.14 | 282,382,921 | 68.72 | 0.19 |
| 2.3 Mr RJ Ruston | 99.86 | 0.14 | 282,380,383 | 68.72 | 0.19 |
| 2.4 Ms MDC Richter | 99.82 | 0.18 | 282,383,015 | 68.72 | 0.19 |

3. **Ordinary resolution 3 -** Reappointment of Ernst & Young Inc. as auditors of the Company

| Total shares voted | | | | Shares abstained |
|---|---|---|---|---|
| For (%) | Against (%) | Number | %[1] | %[1] |
| 86.58 | 13.42 | 280,225,608 | 68.19 | 0.72 |

4. **Ordinary resolution 4** - General authority to directors to allot and issue ordinary shares

| Total shares voted | | | | Shares abstained |
|---|---|---|---|---|
| For (%) | Against (%) | Number | %[1] | %[1] |
| 92.75 | 7.25 | 282,766,124 | 68.81 | 0.10 |

5. **Ordinary resolution 5** – Separate non-binding advisory endorsement of the AngloGold Ashanti remuneration policy and implementation report

| | Total shares voted | | | | Shares abstained |
|---|---|---|---|---|---|
| | For (%) | Against (%) | Number | %[1] | %[1] |
| 5.1 Remuneration Policy | 98.35 | 1.65 | 282,294,603 | 68.70 | 0.21 |
| 5.2 Implementation Report | 98.96 | 1.04 | 282,302,216 | 68.70 | 0.21 |

6. **Special resolution 1 -** Remuneration of non-executive directors

| Total shares voted | | | | Shares abstained |
|---|---|---|---|---|
| For (%) | Against (%) | Number | %[1] | %[1] |
| 99.45 | 0.55 | 280,938,163 | 68.37 | 0.54 |

7. **Special resolution 2 -** General authority to acquire the Company's own shares

| Total shares voted | | | | Shares abstained |
|---|---|---|---|---|
| For (%) | Against (%) | Number | %[1] | %[1] |
| 99.68 | 0.32 | 282,707,046 | 68.80 | 0.11 |

8. **Special resolution 3 -** General authority to directors to issue for cash, those ordinary shares which the directors are authorised to allot and issue in terms of ordinary resolution 4

| Total shares voted | | | | Shares abstained |
|---|---|---|---|---|
| For (%) | Against (%) | Number | %[1] | %[1] |
| 91.06 | 8.94 | 282,740,324 | 68.80 | 0.10 |

9. **Special resolution 4 -** General authority to provide financial assistance in terms of Sections 44 and 45 of the Companies Act

| Total shares voted | | | | Shares abstained |
|---|---|---|---|---|
| For (%) | Against (%) | Number | %[1] | %[1] |
| 99.55 | 0.45 | 281,287,536 | 68.45 | 0.46 |

10. **Ordinary resolution 6 -** Directors' authority to implement special and ordinary resolutions

| Total shares voted | | | | Shares abstained |
|---|---|---|---|---|
| For (%) | Against (%) | Number | %[1] | %[1] |
| 99.90 | 0.10 | 282,729,768 | 68.80 | 0.11 |

[1] Expressed as a percentage of 410,935,022 AngloGold Ashanti ordinary shares in issue as at Friday, 4 May 2018, being the Voting Record Date.

**ENDS**

Johannesburg

JSE Sponsor: Deutsche Securities (SA) Proprietary Limited

## Contacts

**Media**

| | | |
|---|---|---|
| Chris Nthite | +27 (0) 11 637 6388/+27 (0) 83 301 2481 | cnthite@anglogoldashanti.com |
| Stewart Bailey | +27 81 032 2563 / +27 11 637 6031 | sbailey@anglogoldashanti.com |
| General inquiries | | media@anglogoldashanti.com |

**Investors**

| | | |
|---|---|---|
| Stewart Bailey | +27 81 032 2563 / +27 11 637 6031 | sbailey@anglogoldashanti.com |
| Sabrina Brockman (US & Canada) | +1 646 880 4526 / +1 646 379 2555 | sbrockman@anglogoldashanti.com |
| Fundisa Mgidi (South Africa) | +27 11 6376763 / +27 82 821 5322 | fmgidi@anglogoldashanti.com |

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: May 16, 2018

By:      /s/ M E SANZ PEREZ
Name:    M E Sanz Perez
Title:    EVP: Group Legal, Commercial & Governance